Exhibit 99.1

NEWS RELEASE

Fortuna to present at the Gold Forum Europe 2023 in Zurich, Switzerland

Vancouver, April 6, 2023-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce that it will be attending the Gold Forum Europe 2023, which is being held at the Park Hyatt in Zurich, Switzerland from April 11th to 12th, 2023.

Jorge A. Ganoza, President, Chief Executive Officer and co-founder of Fortuna, will be presenting on Tuesday, April 11th at 2:10 p.m. Central European Time.

About Gold Forum Europe

Gold Forum Europe is Europe’s only independent investment event serving the precious metals sector. The Gold Forum offers an unparalleled representation of private and publicly traded precious metal equities spanning all stages of production, development, and exploration.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

Carlos Baca

Director of Investor Relations

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube